Venable LLP

750 E. Pratt Street, Suite 900

Baltimore, MD 21202

September 25, 2020	Eric R. Smith T 410.528.2355 F 410.244.7742 ERSmith@Venable.com

VIA EDGAR

The Division of Corporate Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Preliminary Consent Solicitation Statement on PREC14A - TESSCO Technologies Incorporated

To Whom It May Concern:

Our client Robert B. Barnhill, Jr. and the other participants in the solicitation filed a Preliminary Consent Solicitation Statement on Schedule 14A (PREC14A) (the “Consent Solicitation Statement”) on the date hereof with respect to a contested solicitation for the removal and election of directors of TESSCO Technologies Incorporated (CIK: 0000927355).

Please direct all correspondence with respect to the Consent Solicitation Statement to me and my colleague Gabriel M. Steele via e-mail at ERSmith@Venable.com and GMSteele@Venable.com. You may contact me via telephone at (410) 528-2355 or Gabriel at (410) 244-7421. You may also reach either of us at the mailing address set forth above.

Sincerely,

/s/ Eric R. Smith